SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________
 SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No 1)*

OMEGA NAVIGATION ENTERPRISES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

MHY6476R1053
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

SCHEDULE 13G

CUSIP No. MHY6476R1053	13G	Page 2 of 14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 640,743 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 640,743 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 640,743

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%

12	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. MHY6476R1053	13G	Page 3 of 14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHR ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 717,673 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 717,673 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 717,673

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%

12	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. MHY6476R1053	13G	Page 4 of 14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 1,185,125 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,185,125 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,185,125

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%

12	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. MHY6476R1053	13G	Page 5 of 14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 1,185,125 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,185,125 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,185,125

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%

12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

                         Omega Navigation Enterprises, Inc. (the “Issuer”)

Item 1(b).     Address of Issuer's Principal Executive Offices:

                         24 Kaningos Street
                         Piraeus 185 34 Greece

Item 2(a).    Name of Person Filing:

                         This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	MHR Capital Partners Master Account LP (“Master Account”);

2.	MHR Advisors LLC (“Advisors”);

3.	MHR Fund Management LLC (“Fund Management”); and

4.	Mark H. Rachesky, M.D. (“Dr. Rachesky”).

                         This statement relates to securities held for the accounts of each of Master Account, a limited partnership organized in Anguilla, British West Indies, MHR Capital Partners (100) LP (“Capital Partners (100)”), MHR Institutional Partners II LP (“Institutional Partners II”) and MHR Institutional Partners IIA LP (“Institutional Partners IIA”), each (other than Master Account) a Delaware limited partnership. Advisors is the general partner of each of Master Account and Capital Partners (100), and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Master Account and Capital Partners (100). MHR Institutional Advisors II LLC (“Institutional Advisors II”) is the general partner of each of Institutional Partners II and Institutional Partners IIA and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Institutional Partners II and Institutional Partners IIA. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA, and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Class A Common Stock, par value $0.01 per share (“Common Stock”) reported herein, and, accordingly, Fund Management may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of each of Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA. Dr. Rachesky is the managing member of each of Advisors and Institutional Advisors II and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA.

Item 2(b).    Address of Principal Business Office, or if none, Residence:

                         The address of the principal place of business office of each of Master Account, Advisors, Fund Management and Dr. Rachesky is 40 West 57th Street, 24th Floor, New York, New York, 10019.

Item 2(c).    Citizenship:

1.	Master Account is a limited partnership organized in Anguilla, British West Indies.

2.	Advisors is a Delaware limited liability company.

3.	Fund Management is a Delaware limited liability company.

4.	Dr. Rachesky is a United States citizen.

Item 2(d).    Title of Class of Securities:

                    Common Stock

Item 2(e).    CUSIP Number:

                   MHY6476R1053

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	Broker or dealer registered under section 15 of the Exchange Act.

(b)	Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	Investment company registered under section 8 of the Investment Company Act.

(e)	An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E); (1)

(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Item 4(a)	Amount Beneficially Owned:

                   As of the date hereof:

1.	Master Account may be deemed to be the beneficial owner of 640,743 shares of Common Stock held for its own account.

2.	Capital Partners (100) may be deemed to be the beneficial owner of 76,930 shares of Common Stock held for its own account.

3.

Advisors may be deemed to be the beneficial owner of 717,673 shares of Common Stock. This number consists of (A) 640,743 shares of Common Stock held for the account of Master Account and (B) 76,930 shares of Common Stock held for the account of Capital Partners (100).

4.	Institutional Partners II may be deemed to be the beneficial owner of 132,823 shares of Common Stock held for its own account.

5.	Institutional Partners IIA may be deemed to be the beneficial owner of 334,629 shares of Common Stock held for its own account.

6.

Institutional Advisors II may be deemed to be the beneficial owner of 467,452 shares of Common Stock. This number consists of (A) 132,823 shares of Common Stock held for the account of Institutional Partners II and (B) 334,629 shares of Common Stock held for the account of Institutional Partners IIA.

7.

Fund Management may be deemed to be the beneficial owner of 1,185,125 shares of Common Stock. This number consists of (A) 640,743 shares of Common Stock held for the account of Master Account, (B) 76,930 shares of Common Stock held for the account of Capital Partners (100), (C) 132,823 shares of Common Stock held for the account of Institutional Partners II and (D) 334,629 shares of Common Stock held for the account of Institutional Partners IIA.

8.

Dr. Rachesky may be deemed to be the beneficial owner of 1,185,125 shares of Common Stock. This number consists of (A) 640,743 shares of Common Stock held for the account of Master Account, (B) 76,930 shares of Common Stock held for the account of Capital Partners (100), (C) 132,823 shares of Common Stock held for the account of Institutional Partners II and (D) 334,629 shares of Common Stock held for the account of Institutional Partners IIA.

Item 4(b)    Percentage of Class:

                    The percentages set forth below are calculated based on information contained in the Issuer’s prospectus dated April 7, 2006, which disclosed that upon the completion of the offering of shares under such prospectus, 12,010,000 shares of Common Stock would be outstanding.

1.

Master Account may be deemed to be the beneficial owner of approximately 5.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.

Capital Partners (100) may be deemed to be the beneficial owner of approximately .6% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

3.

Advisors may be deemed to be the beneficial owner of approximately 6.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

4.

Institutional Partners II may be deemed to be the beneficial owner of approximately 1.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

5.

Institutional Partners IIA may be deemed to be the beneficial owner of approximately 2.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

6.

Institutional Advisors II may be deemed to be the beneficial owner of approximately 3.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

7.

Fund Management may be deemed to be the beneficial owner of approximately 9.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

8.

Dr. Rachesky may be deemed to be the beneficial owner of approximately 9.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

Item 4(c)     Number of shares as to which such person has:

                    1.     Master Account

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 640,743
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 640,743
Shared power to dispose or to direct the disposition: 0

                    2.     Capital Partners (100)

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 76,930
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 76,930
Shared power to dispose or to direct the disposition: 0

                    3.     Advisors

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 717,673
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 717,673
Shared power to dispose or to direct the disposition: 0

                    4.     Institutional Partners II

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 132,823
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 132,823
Shared power to dispose or to direct the disposition: 0

                    5.     Institutional Partners IIA

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 334,629
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 334,629
Shared power to dispose or to direct the disposition: 0

                    6.     Institutional Advisors II

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 467,452
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 467,452
Shared power to dispose or to direct the disposition: 0

                    7.     Fund Management

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 1,185,125
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 1,185,125
Shared power to dispose or to direct the disposition: 0

                  8.        Dr. Rachesky

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 1,185,125
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 1,185,125
Shared power to dispose or to direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class: This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of each of Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA, including Advisors and Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the accounts of each of Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA in accordance with their respective ownership interests in Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group: This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group: This Item 9 is not applicable.

Item 10.	Certifications:

By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 14, 2007

MHR CAPITAL PARTNERS MASTER ACCOUNT LP

By: MHR Advisors LLC, its General Partner

By: /s/ Hal Goldstein Name: Hal Goldstein Title: Vice President

MHR ADVISORS LLC

By: /s/ Hal Goldstein Name: Hal Goldstein Title: Vice President

MHR FUND MANAGEMENT LLC

By: /s/ Hal Goldstein Name: Hal Goldstein Title: Vice President

MARK H. RACHESKY, M.D.

By: /s/ Mark H. Rachesky, M.D.

EXHIBIT INDEX

A.	Joint Filing Agreement, dated as of February 14, 2007, by and among Master Account, Advisors, Fund Management and Dr. Rachesky.

EXHIBIT A
JOINT FILING AGREEMENT

                    The undersigned hereby agree that this Amendment No. 1 on Schedule 13G with respect to the shares of Common Stock of Omega Navigation Enterprises, Inc, dated as of February 14, 2007, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 14, 2007

MHR CAPITAL PARTNERS MASTER ACCOUNT LP

By: MHR Advisors LLC, its General Partner

By: /s/ Hal Goldstein Name: Hal Goldstein Title: Vice President

MHR ADVISORS LLC

By: /s/ Hal Goldstein Name: Hal Goldstein Title: Vice President

MHR FUND MANAGEMENT LLC

By: /s/ Hal Goldstein Name: Hal Goldstein Title: Vice President

MARK H. RACHESKY, M.D.

By: /s/ Mark H. Rachesky, M.D.